Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Unless otherwise stated or the context otherwise requires, references in this summary to “AC,” “we,” “our,” or “us” refer to Associated Capital Group, Inc. and its direct and indirect subsidiaries, while references to “Associated Capital Group, Inc.” refer only to the holding company on an unconsolidated basis.

Associated Capital Group, Inc. has Class A common stock registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The authorized capital stock of Associated Capital Group, Inc.  consists of  210,000,000 shares of authorized capital stock, consisting of: (i) 100,000,000 shares of AC Class A Common Stock; (ii) 100,000,000 shares of AC Class B Common Stock; and (iii) 10,000,000 shares of preferred stock. The following Is a summary of the material terms of AC’s Class A Common Stock. This summary is qualified in its entirety by reference to Associated Capital Group, Inc.’s Amended and Restated Certificate of Incorporation (the “certificate of incorporation”) and Amended and Restated By-laws (the “bylaws”), which are incorporated herein by reference as Exhibit 3.1 and Exhibit 3.2, respectively, to Associated Capital Group, Inc.’s Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read the certificate of incorporation, bylaws and applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

DESCRIPTION OF CLASS A COMMON STOCK

Voting Rights

The holders of AC Class A Common Stock and the AC Class B Common Stock have identical voting rights except that:

•	holders of AC Class A Common Stock are entitled to one vote per share while holders of AC Class B Common Stock are entitled to ten votes per share on all matters to be voted on by stockholders; and
•	holders of AC Class A Common Stock are not eligible to vote on matters relating exclusively to AC Class B Common Stock and vice versa.

        Holders of shares of AC Class A Common Stock and AC Class B Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes that are entitled to be cast by the holders of all shares of AC Class A Common Stock and AC Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to the certificate of incorporation generally must be approved by a majority of the combined voting power of all AC Class A Common Stock and AC Class B Common Stock voting together as a single class. Amendments to the certificate of incorporation that would alter or change the powers, preferences or special rights of the AC Class A Common Stock or the AC Class B Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Dividends

Holders of AC Class A Common Stock and AC Class B Common Stock will receive an equal amount per share in any dividend declared by our Board, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of AC Class A Common Stock and AC Class B Common Stock may be paid only as follows:

•	shares of AC Class A Common Stock may be paid only to holders of AC Class A Common Stock and shares of AC Class B Common Stock may be paid only to holders of AC Class B Common Stock; and

•	shares will be paid proportionally with respect to each outstanding share of AC Class A Common Stock and AC Class B Common Stock.

Other Rights

On liquidation, dissolution or winding up of AC, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of AC common stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of AC common stock are subject to redemption or have preemptive rights to purchase additional shares of AC common stock.

In the event of any corporate merger, consolidation, purchase or acquisition of property or stock, or other reorganization in which any consideration is to be received by the holders of AC Class A Stock or the holders of AC Class B Common Stock as a class, the holders of AC Class A Common Stock and the holders of AC Class B Common Stock will receive the same consideration on a per share basis; except that, if such consideration shall consist in any part of voting securities (or of options or warrants to purchase, or of securities convertible into or exchangeable for, voting securities), the holders of AC Class B Common Stock may receive, on a per share basis, voting securities with up to ten times the number of votes per share as those voting securities to be received by the holders of AC Class A Common Stock (or options or warrants to purchase, or securities convertible into or exchangeable for, voting securities with up to ten times the number of votes per share as those voting securities issuable upon exercise of the options or warrants, or into which the convertible or exchangeable securities may be converted or exchanged, received by the holders of AC Class A Common Stock). Accordingly, except with respect to voting rights, the holders of AC Class B Common Stock will not receive greater value than the holders of AC Class A Common Stock in an extraordinary corporate transaction involving AC.

Listing

The Class A Common Stock is listed on the NYSE under the symbol “AC.”

Transfer Agent and Registrar

The transfer agent and registrar for the AC common stock is Computershare Trust Company, N.A.